EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                 June 18, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

     Subject of the Event: Refusal of Motion to Certify a Derivative Action

The Industrial Development Bank of Israel ("the Bank") gives notice that on June 18, 2006, the Tel Aviv District Court rendered a decision refusing the motion to certify a derivative action, in the amount of NIS 409.5 million, that was filed by Lahava Chatamim Ltd. against eleven officers (past and present) of the Bank and against the Bank as a formal respondent.

The date and time when the Company was first made aware of the event or matter:
June 18, 2005 at 4:00 P.M.